July 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kimberly Browning

Re:	Highland Funds II (the “Trust” or “Registrant”)
Responses to Comments on Form N-14
File Nos. 333-51308 and 811-07142

Ladies and Gentlemen:

On July 9, 2013, Kimberly Browning of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Reid Adams and Lindsey Coffey of Ropes & Gray LLP, counsel to the Registrant, regarding the Registrant’s registration statement on Form N-14 that was filed with the SEC on June 14, 2013 (the “Initial N-14”) pursuant to Rule 488 under the Securities Act of 1933, as amended (“Securities Act”). Summaries of the Staff’s comments and the Registrant’s responses on the Initial N-14 are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Initial N-14. These responses will be reflected, to the extent applicable, in an amendment to the registration statement on Form N-14 that will be filed with the SEC on or about July 15, 2013 (the “Amendment”), a draft of which is attached to this correspondence filing.

Prospectus

1.	Please confirm that the Amendment will comply with Rule 420 of the Securities Act.

Response: The Registrant confirms that the Amendment will comply with Rule 420 of the Securities Act.

2.	Please revise the legends required by the Securities Act so that the text does not appear in all capital letters.

Response: The requested change has been made.

Securities and Exchange Commission	- 2 -	July 12, 2013

3.	Please disclose whether the Adviser will benefit from the proposed Reorganizations.

Response: The Registrant has revised the disclosure under “Comparison of Service Providers” as follows:

“The Adviser has not engaged GEAM as the sub-adviser for the Acquiring Fund and, therefore, the Adviser will be exclusively responsible for the day-to-day management of the Acquiring Fund’s assets and will retain the full management fee paid by the Acquiring Fund.”

4.	Under the second Q&A, the Initial N-14 states: “The Reorganizations are intended to provide the Adviser with additional flexibility to potentially take advantage of the global thematic investment approach that seeks to better leverage the expertise of the full Highland Capital analytical team.” Please rephrase this sentence in plain English. See Rule 421(d) of the Securities Act.

Response: The Registrant has revised the disclosure as follows:

“The Reorganizations will result in the Adviser being solely responsible for the day-to-day management of the Acquiring Fund, which will enable the Adviser to better leverage the expertise of the full Highland Capital analytical team.”

5.	Under the third Q&A, the Initial N-14 states: “The Acquiring Fund seeks to achieve its investment objectives by investing in a portfolio of U.S. and foreign equity, debt and money market securities.” Subsequent paragraphs in this section state that both Acquired Funds will invest in emerging markets. In close proximity to these statements, please clarify whether the Acquiring Fund also will invest in emerging markets.

Response: The Registrant has revised the relevant disclosure as follows:

“The Acquiring Fund seeks to achieve its investment objectives by investing in a portfolio of U.S. and foreign equity (including emerging markets), debt and money market securities.”

6.	Under the third Q&A, the Initial N-14 states: “Each Acquired Fund invests at least 80% of its net assets under normal market conditions in equity securities, such as common and preferred stocks, plus borrowings for investment purposes.” Please revise the sentence so that “plus borrowing for investment purposes” immediately follows “net assets.”

Response: The Registrant has revised the sentence as follows:

“Each Acquired Fund invests, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes in equity securities, such as common and preferred stocks.”

Securities and Exchange Commission	- 3 -	July 12, 2013

7.	Under the third Q&A, the Initial N-14 states: “Each Acquired Fund and the Acquiring Fund may invest in exchange-traded funds (“ETFs”) and may use derivatives as substitutes for securities in which it can invest. Each Acquired Fund and the Acquiring Fund may also use derivatives to hedge various investments for risk management and speculative purposes.” Please clarify that each Fund may only use derivatives as substitutes for securities in which it can invest if the derivatives have similar economic characteristics.

Response: The Registrant has revised the relevant disclosure as follows:

“Each Acquired Fund and the Acquiring Fund may invest in exchange-traded funds (“ETFs”) and may use derivatives as substitutes for securities in which it can invest provided the derivatives have economic characteristics similar to such securities.”

8.	Under the third Q&A, the Initial N-14 states: “In addition, because the Acquiring Fund may invest in a broader range of investments, it is anticipated that a portion of each Acquired Fund’s assets will be sold in connection with the Reorganizations. . .” Please mark any assets that will be sold in connection with the Reorganizations in the Pro Forma Schedule of Investments.

Response: The Adviser does not anticipate that the Funds will incur material repositioning costs in connection with the Reorganizations and is unable to mark any specific assets that will be sold in connection with the Reorganizations. Accordingly, it has revised the relevant disclosure as follows, and will make conforming changes throughout the Amendment.

“In addition, although the Adviser does not anticipate that the Funds will incur material reposition costs in connection with the Reorganizations, because the Acquiring Fund may invest in a broader range of investments, ~~it is anticipated that~~ a portion of each Acquired Fund’s assets ~~will~~ may be sold in connection with the Reorganizations; this portfolio turnover could result in transaction expenses and in higher taxes for shareholders that hold shares in taxable accounts.”

9.	Under the eighth Q&A, the Initial N-14 states: “It is anticipated that a portion of the portfolio assets of each Acquired Fund will be sold in connection with its Reorganization. The actual tax impact of such sales, if any, will depend on the difference between the price at which such portfolio assets are sold and the Acquired Fund’s basis in such assets.” Please disclose a good faith estimate of the tax consequences of the sale of a portion of the portfolio assets of each acquired Fund.

Securities and Exchange Commission	- 4 -	July 12, 2013

Response: As noted above, the Adviser does not anticipate that the Funds will incur material repositioning costs in connection with the Reorganizations. Accordingly, it has revised the relevant disclosure as follows, and will make conforming changes throughout the Amendment:

A ~~It is anticipated that a~~ portion of the portfolio assets of each Acquired Fund may ~~will~~ be sold in connection with its Reorganization. Although the Adviser does not anticipate that such sales will result in significant tax consequences, the ~~The~~ actual tax impact of such sales, if any, will depend on the difference between the price at which such portfolio assets are sold and the Acquired Fund’s basis in such assets.

10.	With respect to fourth Q&A, please explain to the Staff why it is appropriate to provide the fees and expenses tables as of September 30, 2012.

Response: For consistency with the pro-forma financial statements, the Registrant has revised the fee and expense tables in the fourth Q&A to disclose information for the one-year period ended March 31, 2013.

11.	Under the fourth Q&A, the Initial N-14 states: “Each Acquired Fund’s and the Acquiring Fund’s management fees are calculated based on average daily managed assets.” Please confirm to the Staff that the management fees disclosed in the tables are calculated based on net assets and revise the disclosure accordingly.

Response: In the Amendment, the Registrant will define the term “average daily managed assets” to mean the total assets of a Fund, less all accrued liabilities of a Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).”

12.	Under the fifth Q&A, the Initial N-14 states: “Highland Capital Management Fund Advisors, L.P. serves as the investment adviser of the Acquired Funds and will serve as the investment adviser to the Acquiring Fund (subject to the supervision of and policies established by the Board).” Please clarify that the Adviser will continue to serve as the investment adviser to the Acquiring Fund after the Reorganizations (emphasis added).

Response: The Registrant has revised the relevant disclosure as follows:

“Highland Capital Management Fund Advisors, L.P. serves as the investment adviser of the ~~Acquired~~ Funds and will continue to serve as the investment adviser to the Acquiring Fund (subject to the supervision of and policies established by the Board).”

Securities and Exchange Commission	- 5 -	July 12, 2013

13.	Please add the date that the Investment Advisory Agreement was most recently approved by the Board of Trustees.

Response: The Registrant has revised the disclosure as follows:

“The Trust has entered into an investment advisory agreement with the Adviser (the “Investment Advisory Agreement”), most recently approved by the Board of Trustees, including each of the Independent Trustees, at a meeting held on September 14, 2012, pursuant to which the Adviser provides the day-to-day management of the Acquiring Fund’s portfolio of securities, which includes buying and selling securities for the Acquiring Fund and conducting investment research.”

14.	Regarding the fourth factor under “Board of Trustees’ Considerations,” please disclose all material “transaction-related expenses” that were considered by the Board of Trustees.

Response: The Registrant respectfully directs the Staff to the section entitled “VOTING INFORMATION – Costs,” which discloses that the transaction-related costs are the “costs associated with repositioning the Acquired Fund’s portfolios in connection with the Reorganization.” In addition, the Registrant has revised the fourth factor under “Board of Trustees’ Considerations as follows:

“The transaction-related expenses in connection with the Reorganizations (i.e., the potential cost of repositioning the Acquired Funds’ portfolios, which is not expected to be material).”

15.	Under “Board of Trustees’ Considerations,” the Initial N-14 states: “Each shareholder should carefully consider whether remaining a shareholder of the Acquiring Fund after the Reorganizations is consistent with that shareholder’s financial needs and circumstances.” Please revise the sentence to reflect that each shareholder was not previously a shareholder of the Acquiring Fund.

Response: The Registrant has revised the disclosure as follows:

“Each shareholder should carefully consider whether remaining a shareholder ~~of the Acquiring Fund~~ after the Reorganizations is consistent with that shareholder’s financial needs and circumstances.”

16.	Under “Comparison of Service Providers” the Initial N-14 states: “Highland Capital Management Fund Advisors, L.P., located at 200 Crescent Court, Suite 700, Dallas, Texas 75201, serves as the investment adviser to the Acquired Funds and the Acquiring Fund. After the Reorganizations, the Adviser will continue to serve as investment adviser to the Acquiring Fund. GEAM is the investment sub-adviser of each of the Acquired Funds. . . . The Adviser has not engaged GEAM as the sub-adviser for the Acquiring Fund and, therefore, the Adviser will be exclusively responsible for the day-to-day management of the Acquiring Fund’s assets.” Please consider whether this statement needs to be revised to account for Esther Baroudy.

Securities and Exchange Commission	- 6 -	July 12, 2013

Response: The Registrant confirms that Esther Baroudy is employed by GEAM and not by the Adviser. GEAM no longer sub-advises the Acquiring Fund. Accordingly, the Registrant believes that the disclosure in the Initial N-14 is accurate.

17.	In the table under “Comparison of Principal Investment Strategies,” please add subject matter headings.

Response: The requested change has been made.

18.	In the table under “Comparison of Principal Investment Strategies,” the Initial N-14 discloses that Highland Global Select Equity Fund and Highland Global Allocation Fund invest in “pooled investment vehicles, including exchange-traded funds.” Please add disclosure that “pooled investment vehicles” include hedge funds and private equity funds, to the extent applicable.

Response: The Registrant confirms that the Funds do not invest in hedge funds or private equity funds.

19.	Under “Adjournments; Other Business,” please explain how proxies representing abstentions and broker non-votes will be voted on motions to adjourn the shareholder meeting.

Response: The Registrant has added the following disclosure:

“Abstentions and “broker non-votes” will not be counted for or against such proposal to adjourn.”

20.	With respect to non-Rule 14a-8 proposals, please explain when a shareholder must give notice of his or her intention to present a proposal to the floor of the shareholder meeting.

Response: Pursuant to the Trust’s by-laws, only the business stated in the notice of the meeting shall be considered at such meeting. Accordingly, the Registrant has revised the disclosure as follows:

“The Acquired Funds do not hold annual meetings of shareholders. Shareholders of the Acquired Funds who wish to make a proposal not involving the nomination of a person for election as a trustee at an Acquired Fund’s next special meeting that may be included in the Acquired Fund’s proxy materials or presented at the meeting must notify the relevant Acquired Fund a reasonable amount of time before the Acquired Fund begins to print and mail its proxy materials.”

Securities and Exchange Commission	- 7 -	July 12, 2013

21.	The Initial N-14 only provides a Pro Forma Combined fee table for Merger Scenario 3. Please provide Pro Forma Combined fee tables for Merger Scenario 1 and Merger Scenario 2.

Response: The requested change has been made.

22.	Under the third Q&A, the Initial N-14 states: “It is anticipated that a portion of each Acquired Fund’s assets will be sold in connection with the Reorganizations; this portfolio turnover could result in transaction expenses and in higher taxes for shareholders that hold shares in taxable accounts.” In contrast, “Note 2. Pro Forma Adjustments” states that “[n]o adjustments have been made to investments owned on the Pro Forma Schedules of Investments as the investments of the Pro Forma Fund are not unsuitable nor contrary to the investment objectives of the Acquiring Fund.” Please reconcile these two statements.

Response: As noted above, the Registrant has revised the disclosure under the third Q&A as follows.

“In addition, because the Acquiring Fund may invest in a broader range of investments, ~~it is anticipated that~~ a portion of each Acquired Fund’s assets ~~will~~ may be sold in connection with the Reorganizations; this portfolio turnover could result in transaction expenses and in higher taxes for shareholders that hold shares in taxable accounts.”

23.	In the Pro Forma Schedule of Investments, please disclose the hierarchy of the securities, whether there were any transfers between levels and any other disclosure required by ASC 820-10 that is not currently in the footnotes.

Response: The requested change has been made and the consent of the independent accountant will be included as an exhibit to the Amendment.

*   *   *   *   *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not

Securities and Exchange Commission	- 8 -	July 12, 2013

foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9209.

Sincerely,

/s/ Reid B. Adams

Reid B. Adams

cc:	Ethan Powell, Highland Capital Management Fund Advisors, L.P.

Rajib Chanda, Esq.